Turmeric Acquisition Corp.

450 Kendall St.

Cambridge, MA 02142

October 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Turmeric Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 9, 2020
CIK 0001823524
Registration Statement on Form S-1
Filed September 28, 2020
File No. 333-249099

Ladies and Gentlemen:

This letter sets forth responses of Turmeric Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 6, 2020, with respect to the above referenced Draft Registration Statement on Form S-1 and Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1

Summary

Target Identification Strategy, page 2

Exhibits

1.

Staff’s comment: Under “Target Identification Strategy” at page 3, you suggest that a number of factors, including “the TAC structure, will make us a preferred partner for many of these targets.” Please revise to explain what in particular about your structure differentiates you from potential competitors and makes you a “preferred partner.” Similarly, clarify how your intended approach will result in creating “multiple shots on goal to diversify risk” (page 4).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Industry Opportunity, page 4

2.

Staff’s comment: We note your use of industry and market data in various statements here and elsewhere in your prospectus. We further note that you have disclosed your support for some but not all of these statements. Please ensure that you have disclosed your support for all such statements, including the names and dates of third party sources. Please also disclose your support for your table on page 7 illustrating the FDA review period for four novel oncology agents.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Jennifer L. Lee at (212) 909-3021 of Kirkland & Ellis LLP.

Sincerely,

/s/ Luke Evnin
Luke Evnin

Via E-mail:

cc:	Christian O. Nagler

Jennifer L. Lee

Kirkland & Ellis LLP

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